                                                                      Exhibit 12
                                                                      ----------
                           Dow Jones & Company, Inc.
               Computation of Ratio of Earnings to Fixed Charges
                             (dollars in thousands)

                            Nine Months Ended                 Years ended December 31,
                              September 30,     ----------------------------------------------------
                           -------------------
                             1995       1994      1994       1993       1992      1991       1990
                           ---------  --------  ---------  ---------  --------  ---------  ---------
Net income                 $129,591   $119,941  $178,173   $147,547   $107,586  $ 72,189   $106,923
Add (deduct):
Income Taxes                103,192    113,134   157,632    138,693    115,946    87,197     75,005
Cumulative effect of                     3,007     3,007                10,805
  accounting changes
Minority interest            (4,633)                (787)
  in net losses of
  subsidiary
Distribution of               6,538      1,252     1,328      4,762        233     5,872      8,990
  earnings from
  associated companies
Equity in (earnings)         (9,556)     7,167     5,434        (72)     4,190    (3,863)    (6,778)
  losses of associated     --------   --------  --------   --------   --------  --------   --------
  companies

Earnings before income      225,132    244,501   344,787    290,930    238,760   161,395    184,140
  taxes, adjusted for      --------   --------  --------   --------   --------  --------   --------
  equity investments


Fixed charges:
Interest expense             13,980     12,263    16,858     22,555     30,355    41,166     55,493
Portion of rent              25,316     22,519    30,095     27,951     27,461    26,870     28,119
  representing the         --------   --------  --------   --------   --------  --------   --------
  interest factor

Total fixed charges          39,296     34,782    46,953     50,506     57,816    68,036     83,612
                           --------   --------  --------   --------   --------  --------   --------
Earnings before income     $264,428   $279,283  $391,740   $341,436   $296,576  $229,431   $267,752
  taxes and fixed          ========   --------  --------   --------   --------  --------   --------
  charges, adjusted for
  equity investments

Ratio of earnings to            6.7        8.0       8.3        6.8        5.1       3.4        3.2
  fixed charges

     For purposes of computing the ratio of earnings to fixed charges (a) "earnings" have been calculated by adding to net income (i) taxes based on income, (ii) interest on debt, (iii) the portion of lease rentals estimated by management to be representative of the interest factor, (iv) minority interest in net income of subsidiary, and (v) distribution of earnings from associated companies, and deducting from net income equity in earnings of associated companies; and (b) "fixed charges" include interest on debt and the portion of lease rentals estimated by management to be representative of the interest factor.